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                            April 11, 2023

       Gilberto Tomazoni
       Chief Executive Officer
       JBS B.V.
       Stroombaan 16, 5th Floor
       1181 VX, Amstelveen, Netherlands

                                                        Re: JBS B.V.
                                                            Amendment No. 4 to
Draft Registration Statement on Form F-4
                                                            Submitted March 30,
2023
                                                            CIK No. 001791942

       Dear Gilberto Tomazoni:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement

       General

   1.                                                   Please revise
disclosure throughout regarding the controlling shareholders' ownership of
                                                        Class B shares, to
clearly state that they will own 100% (and exercise 90.52% voting power) upon completion
of the transactions, and that this ownership and voting power will be reduced only if and
to the extent that Class A shareholders successfully undertake conversions during the
conversion period and do not reconvert to Class A shares
                                                        thereafter. For
example, we note disclosure that, assuming the ownership structure of JBS
                                                        S.A. on the Last
Trading Day is the same as on March 15, 2023, the controlling shareholders will hold
between 48.83% and 100% of the Class B shares, notwithstanding that the Last Trading
Day precedes the Conversion Period according to the timeline on
 Gilberto Tomazoni
FirstName
JBS B.V. LastNameGilberto Tomazoni
Comapany
April       NameJBS B.V.
       11, 2023
April 211, 2023 Page 2
Page
FirstName LastName
         page iii. In addition, please revise disclosure indicating that Class B shares will remain convertible into Class A shares to also refer to the conversion shares and the process related thereto.
2. We note disclosure in the notes to the beneficial ownership tables that you expect to deliver Class A shares to certain members of your senior management in connection with the proposed transaction or immediately thereafter. Please describe this expected delivery of shares more fully in an appropriate section of the registration statement, including disclosure as whether these shares constitute compensation. In addition, please revise as appropriate your disclosure indicating that the current shareholders will retain the same economic interest following the restructuring in light of this expected delivery.
Risk Factors, page 17

3. Please add risk factor disclosure relating to the conversion of Class A shares into Class B shares. Clearly indicate that this is a one-time process, open solely to BDR holders of record on a given date and for a limited period of time, and highlight the difficulties involved in successfully completing the conversion process. Assess the likelihood of initial conversions and subsequent reconversions, given that Class B shares will not be listed on an exchange, and disclose the resulting impact on voting control by the controlling shareholders.
The grant of registration rights to LuxCo may adversely affect the market price
.. . . . , page 19

4. Please expand your risk factor disclosure to describe LuxCo's right to include Class A shares in any underwritten offering by JBS N.V., as disclosed on page 171, and to assess the related risks. In addition, please expand your disclosure in the related party transactions section to fully describe the material terms of the registration rights agreement,
Our ultimate controlling shareholders are expected to have influence . . . . , page 40

5. We note your disclosure that "we expect that, upon completion of the Proposed
         Transaction and the Conversion, our controlling shareholders will indirectly own up to
         100% of the outstanding JBS N.V. Class B Common Shares," and "our ultimate controlling shareholders will effectively control all matters requiring shareholder approval." Please revise to more clearly reflect the contingent nature of such ownership and control, in light of the initial conversion process and possible subsequent reconversion.
The Global Protein Industry, page 118

6. Please update your disclosure regarding Brazil's suspension of beef exports to China in
         2021 to reflect the recent suspension in 2023. Additionally revise the risk factor disclosure relating to mad cow disease on page 33 to describe the related risks to the company.
 Gilberto Tomazoni
JBS B.V.
April 11, 2023
Page 3

        You may contact Beverly Singleton at 202-551-3328 or Claire Erlanger at 202-551-
3301 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-
3641 with any other questions.



                                                          Sincerely,
FirstName LastNameGilberto Tomazoni
                                                          Division of
Corporation Finance
Comapany NameJBS B.V.
                                                          Office of
Manufacturing
April 11, 2023 Page 3
cc:       John Vetterli
FirstName LastName